Exhibit 99.1

DESCARTES REPORTS FISCAL 2018 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — March 5, 2018 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2018 fourth quarter (Q4FY18) and year (FY18) ended January 31, 2018. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our focus on helping our customers manage the lifecycle of shipments across transportation modes, geographies and commodities makes us an ideal home for logistics-intensive customers and complementary businesses,” said Edward J. Ryan, Descartes’ CEO. “As a result, FY18 continued the expansion of the customers connected to, and the solutions available over, our Global Logistics Network.  We believe we have a solid, neutral platform for continued growth and acquisitions, with the experience and capital capacity to continue to increase the GLN’s influence.”

FY18 Financial Results

As described in more detail below, key financial highlights for Descartes’ twelve-month period ended January 31, 2018 (FY18) included:
•	Revenues of $237.4 million, up 16% from $203.8 million in the same period a year ago (FY17);
•
Revenues were comprised of license revenues of $8.1 million (3% of total revenues) and services revenues (non-license) of $229.3 million (97% of total revenues). Services revenues were up 16% from $196.9 million in FY17;

•	Cash provided by operating activities of $72.1 million, down from $72.6 million in FY17;
•	Net income of $26.9 million, up 13% from $23.8 million in FY17. Net income as a percentage of revenues was 11%, compared to 12% in FY17;
•	Earnings per share on a diluted basis of $0.35, up 13% from $0.31 in FY17; and
•	Adjusted EBITDA of $80.8 million, up 15% from $70.1 million in FY17. Adjusted EBITDA as a percentage of revenues was 34%, compared to 34% in FY17.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY18 and FY17 (dollar amounts, other than per share amounts, in millions):

	FY18	FY17
Revenues	237.4	203.8
Services revenues	229.3	196.9
Gross margin	73%	72%
Cash provided by operating activities	72.1	72.6
Net income	26.9	23.8
Net income as a % of revenues	11%	12%
Earnings per diluted share	0.35	0.31
Adjusted EBITDA	80.8	70.1
Adjusted EBITDA as a % of revenues	34%	34%

Q4FY18 Financial Results
As described in more detail below, key financial highlights for Descartes’ three-month period ended January 31, 2018 (Q4FY18) included:
•	Revenues of $63.6 million, up 20% from $52.8 million in the fourth quarter of fiscal 2017 (Q4FY17) and up 3% from $62.0 million in the previous quarter (Q3FY18);
•
Revenues were comprised of license revenues of $2.0 million (3% of total revenues) and services revenues (non-license) of $61.6 million (97% of total revenues). Services revenues were up 20% from $51.4 million in Q4FY17 and up 3% from $59.7 million in Q3FY18;

•	Cash provided by operating activities of $19.6 million, up 1% from $19.5 million in Q4FY17 and up 4% from $18.9 million in Q3FY18;
•	Net income of $6.7 million, up 10% from $6.1 million in Q4FY17 and up 8% from $6.2 million in Q3FY18. Net income as a percentage of revenues was 11%, compared to 12% in Q4FY17 and 10% in Q3FY18;
•	Earnings per share on a diluted basis of $0.09, up 13% from $0.08 in Q4FY17 and up 13% from $0.08 in Q3FY18; and
•
Adjusted EBITDA of $21.4 million, up 16% from $18.5 million in Q4FY17 and up 4% from $20.6 million in Q3FY18. Adjusted EBITDA as a percentage of revenues was 34%, compared to 35% in Q4FY17 and 33% in Q3FY18.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY18	Q3 FY18	Q2 FY18	Q1 FY18	Q4 FY17
Revenues	63.6	62.0	57.3	54.5	52.8
Services revenues	61.6	59.7	55.1	52.8	51.4
Gross margin	73%	73%	73%	74%	72%
Cash provided by operating activities	19.6	18.9	17.1	16.5	19.5
Net income	6.7	6.2	7.2	6.9	6.1
Net income as a % of revenues	11%	10%	13%	13%	12%
Earnings per diluted share	0.09	0.08	0.09	0.09	0.08
Adjusted EBITDA	21.4	20.6	19.8	19.0	18.5
Adjusted EBITDA as a % of revenues	34%	33%	35%	35%	35%

Cash Position
At January 31, 2018, Descartes had $35.1 million in cash. Cash increased $1.8 million in Q4FY18 primarily due to cash provided from operations partially offset by credit facility repayments. Cash decreased $3.0 in FY18 primarily due to cash used to acquire ShipRush, PCSTrac and MacroPoint, partially offset by proceeds from borrowing on the credit facility and cash provided by operating activities

The table set forth below provides a summary of cash flows for Q4FY18 and FY18 in millions of dollars:

	Q4FY18	FY18
Cash provided by operating activities	19.6	72.1
Additions to property and equipment	(1.2)	(5.1)
Acquisitions of subsidiaries, net of cash acquired	-	(111.9)
Proceeds from borrowing on credit facility	-	80.0
Credit facility repayments	(18.0)	(43.0)
Issuances of common shares, net of issuance costs	-	1.0
Effect of foreign exchange rate on cash	1.4	3.9
Net change in cash	1.8	(3.0)
Cash, beginning of period	33.3	38.1
Cash, end of period	35.1	35.1

Acquisition of Aljex
On February 2, 2018, Descartes acquired Aljex Software, Inc. (“Aljex”), a cloud-based provider of back-office transportation management solutions for freight brokers and transportation providers. US-based Aljex helps customers automate business processes and create electronic documents critical for executing transportation moves through the lifecycle of a shipment. The purchase price for the acquisition was approximately $32.4 million, net of cash acquired, which was funded from drawing on our existing credit facility.

Descartes Evolution — 2018 User Group Conference
Descartes will be hosting Descartes Evolution at the Hilton West Palm Beach from March 6-8, 2018. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations. Information on the event is available at the following site:
https://www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Monday, March 5. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 5571014#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until March 12, 2018, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 5571014#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2017 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY18, Q3FY18, Q2FY18, Q1FY18 and Q4FY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY18	Q3FY18	Q2FY18	Q1FY18	Q4FY17
Net income, as reported on Consolidated Statements of Operations	6.7	6.2	7.2	6.9	6.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.5	0.1	0.1	0.1
Investment income	(0.1)	(0.1)	-	-	-
Income tax expense	1.9	1.8	2.0	2.2	1.9
Depreciation expense	1.3	1.1	0.9	0.8	1.1
Amortization of intangible assets	9.1	8.9	7.8	7.7	7.8
Stock-based compensation and related taxes	1.1	0.8	0.9	0.6	0.6
Other charges	1.0	1.4	0.9	0.7	0.9
Adjusted EBITDA	21.4	20.6	19.8	19.0	18.5

Revenues	63.6	62.0	57.3	54.5	52.8
Net income as % of revenues	11%	10%	13%	13%	12%
Adjusted EBITDA as % of revenues	34%	33%	35%	35%	35%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for FY18 and FY17, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY18	FY17
Net income, as reported on Consolidated Statements of Operations	26.9	23.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.2	0.6
Investment income	(0.2)	(1.4)
Income tax expense	7.9	7.7
Depreciation expense	4.1	3.6
Amortization of intangible assets	33.5	30.0
Stock-based compensation and related taxes	3.4	2.4
Other charges	4.0	3.4
Adjusted EBITDA	80.8	70.1

Revenues	237.4	203.8
Net income as % of revenues	11%	12%
Adjusted EBITDA as % of revenues	34%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash	35,145	38,135
Accounts receivable (net)
Trade	28,792	25,401
Other	3,171	3,709
Prepaid expenses and other	7,621	5,149
Inventory	123	167
	74,852	72,561
OTHER LONG-TERM ASSETS	3,966	1,525
PROPERTY AND EQUIPMENT, NET	12,798	10,447
DEFERRED INCOME TAXES	4,660	7,027
DEFERRED TAX CHARGE	453	422
INTANGIBLE ASSETS, NET	178,001	145,445
GOODWILL	350,148	263,113
	624,878	500,540
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,897	4,679
Accrued liabilities	25,538	23,247
Income taxes payable	3,270	2,170
Deferred revenue	30,985	23,728
	67,690	53,824
LONG-TERM DEBT	37,000	-
LONG-TERM DEFERRED REVENUE	1,128	421
LONG-TERM INCOME TAXES PAYABLE	8,663	5,725
DEFERRED INCOME TAXES	11,585	9,975
	126,066	69,945

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 76,773,497 at January 31, 2018 (January 31, 2017 – 75,874,684)	274,536	253,242
Additional paid-in capital	451,151	448,597
Accumulated other comprehensive loss	(15,252)	(32,779)
Accumulated deficit	(211,623)	(238,465)
	498,812	430,595
	624,878	500,540

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2018	2017	2016

REVENUES	237,439	203,779	184,993
COST OF REVENUES	63,704	56,051	53,859
GROSS MARGIN	173,735	147,728	131,134
EXPENSES
Sales and marketing	33,128	24,943	22,424
Research and development	41,804	35,556	31,293
General and administrative	25,448	23,077	21,607
Other charges	3,994	3,455	1,491
Amortization of intangible assets	33,477	30,001	26,222
	137,851	117,032	103,037
INCOME FROM OPERATIONS	35,884	30,696	28,097
INTEREST EXPENSE	(1,297)	(611)	(522)
INVESTMENT INCOME	161	1,415	195
INCOME BEFORE INCOME TAXES	34,748	31,500	27,770
INCOME TAX EXPENSE
Current	6,572	4,022	1,443
Deferred	1,297	3,640	5,765
	7,869	7,662	7,208
NET INCOME	26,879	23,838	20,562
EARNINGS PER SHARE
Basic	0.35	0.31	0.27
Diluted	0.35	0.31	0.27
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,324	75,800	75,595
Diluted	77,112	76,515	76,409

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2018	2017	2016
OPERATING ACTIVITIES
Net income	26,879	23,838	20,562
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	4,101	3,628	3,377
Amortization of intangible assets	33,477	30,001	26,222
Stock-based compensation expense	2,807	2,022	1,577
Other non-cash operating activities	(784)	(1,028)	(392)
Deferred tax expense	1,297	3,640	5,765
Deferred tax charge	(31)	358	22
Changes in operating assets and liabilities:
Accounts receivable
Trade	(1,963)	2,727	764
Other	16	(212)	203
Prepaid expenses and other	(1,772)	(64)	(86)
Inventory	52	2	314
Accounts payable	1,428	(317)	(412)
Accrued liabilities	(592)	3,674	25
Income taxes payable	6,326	1,431	(1,690)
Deferred revenue	902	2,883	(2,008)
Cash provided by operating activities	72,143	72,583	54,243
INVESTING ACTIVITIES
Purchase of marketable securities	-	(241)	(4,667)
Sale of marketable securities	-	6,140	-
Additions to property and equipment	(5,086)	(4,914)	(4,309)
Acquisition of subsidiaries, net of cash acquired	(111,867)	(71,348)	(120,853)
Cash used in investing activities	(116,953)	(70,363)	(129,829)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	80,000	10,801	-
Credit facility repayments	(43,000)	(10,200)	-
Payment of debt issuance costs	-	(957)	-
Issuance of common shares for cash, net of issuance costs	1,003	145	158
Settlement of stock options	-	-	(2,590)
Cash provided by (used in) financing activities	38,003	(211)	(2,432)
Effect of foreign exchange rate changes on cash	3,817	(1,087)	(2,822)
(Decrease) increase in cash	(2,990)	922	(80,840)
Cash, beginning of year	38,135	37,213	118,053
Cash, end of year	35,145	38,135	37,213